CORPORATE DIRECTORY

Leading Brands, Inc.	Stock Exchange Listing:
Head Office:	NASDAQ
Suite 1800 – 1500 West Georgia Street	Trading Symbol: LBIX
Vancouver, BC Canada V6G 2Z6
Tel: 604-685-5200 Fax: 604-685-5249
Toll Free: 1-866-685-5200

Directors:

Peter Buckley	Douglas Carlson	R. Thomas Gaglardi
President	Chief Executive Officer	President
Old Spaghetti Factory	Fiji Water Holdings, LLC	Northland Properties Corp.
Canada Ltd.	Aspen, CO	Vancouver, BC
Vancouver, BC

Iain J. Harris	Ralph D. McRae	D. Jonathan Merriman
Chairman and	Chairman and	Chairman and
Chief Executive Officer	Chief Executive Officer	Chief Executive Officer
Summit Holdings Ltd.	Leading Brands, Inc.	Merriman Curhan Ford & Co.
Vancouver, BC	Vancouver, BC	San Francisco, CA

Officers:

R. Thomas Gaglardi	Donna Higgins, CGA	Ralph D. McRae
Secretary	Chief Financial Officer	Chairman and
Chief Executive Officer

Auditor:	Transfer Agent:	Shareholder Information:

BDO Dunwoody LLP	Pacific Corporate Trust Co.	Marilyn Kerzner
Chartered Accountants	625 Howe Street – 10th Floor	Director of Corporate Affairs
600 – 925 W. Georgia Street	Vancouver BC Canada	Toll Free: 1-866-685-5200
Vancouver BC Canada		mkerz@LBIX.com

www.LBIX.com	www.trueblueberry.com	www.trekenergy.com

www.pezjuice.com	www.soy2o.com